Exhibit 99.1

Gerova Announces Shareholder Conference Call

HAMILTON, Bermuda, Dec. 8, 2010 /PRNewswire-FirstCall/ -- Gerova Financial Group, Ltd. ("Gerova") (NYSE: GFC) today announced that there will be a Gerova Shareholder Conference call on Friday, December 10th, 2010 at 10:00 a.m. EST. The sole purpose of the call is to review the events described in recent public releases.

The toll-free dial-in information for the US and Canada is as follows: 1 (866) 760-1356 (US callers only); 1 (877) 796-4111 (Canada callers only). The dial-in number for international callers is: 1 (702) 443-9176. The Passcode is: 3736536.

About Gerova Financial Group, Ltd.

Gerova Financial Group, Ltd. is diversified financial services company formed to acquire private equity portfolios and to provide reinsurance capacity principally to life and annuity insurance carriers. The company went public as a Special Purpose Acquisition Company (SPAC) and later successfully became an operating company in January 2010 after acquiring nine private equity portfolios from hedge funds in exchange for its public stock. In June 2010 Gerova Reinsurance Ltd received a class 3 insurance license from the Bermuda Monetary Authority. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US listed public companies.

Contact:
Jeff Lloyd Thomas Mulligan Sitrick and Company 212-573-6100

CONTACT: Jeff Lloyd or Thomas Mulligan, both of Sitrick and Company, +1-212-573-6100